Exhibit (a)(1)(E)
FORM OF REMINDER EMAIL TO ELIGIBLE EMPLOYEES
REGARDING THE EXPIRATION OF THE EXCHANGE OFFER

Subject:	Reminder - Qualtrics International Inc. Offer to Exchange Fixed Value Rights and/or Existing RSUs for Qualtrics RSUs

To:	All Eligible Employees

From:	Qualtrics International Inc.
As an eligible participant in the Qualtrics International Inc. (“Qualtrics,” “we,” “us” or “our”) Offer to Exchange Fixed Value Rights and/or Existing RSUs for new Qualtrics RSUs (the “Exchange Offer”), we wish to remind you that the exchange is still open and you have time to make an election until the Exchange Offer expires at 11:59 p.m., Mountain Time, on September 10, 2021 (or 3:59 p.m., Australian Eastern Time, on September 11, 2021) (the “Expiration Time”). We may extend this expiration date and time in our discretion, in which case references to the “Expiration Time” shall refer to any such extended date and time.
If you have already made an election, there is no need to take any further action. You may, however, change your election up until the Expiration Time.
Please understand that we cannot advise you on whether or not to participate in the Exchange Offer. Participation in the Exchange Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. Qualtrics recommends that you consult your tax and financial advisors to address questions regarding your decision.
“Eligible Employees” means employees of QAL Technologies Pty Ltd, a proprietary limited company organized in Australia and a subsidiary of Qualtrics (“QAL”), on the date hereof who hold Fixed Value Rights and/or Existing RSUs that vest on or after October 1, 2021, who continue to be employees of QAL or Qualtrics or one of its other subsidiaries through the expiration of the Exchange Offer and through the Grant Date, and who have not previously been offered the opportunity to exchange outstanding Fixed Value Rights and/or Existing RSUs for replacement Qualtrics RSUs.
“Existing RSUs” means the rights granted by Qualtrics on or after January 1, 2018, that are now represented by rights to receive amounts in cash linked to the value of SAP Stock as of the applicable vesting date and rights granted by SAP as part of the “Move SAP Plan” or “Grow SAP Plan” to receive amounts in cash linked to the value of SAP Stock as of the applicable vesting date.
“Fixed Value Rights” means (x) rights granted by Qualtrics prior to January 1, 2018, that are now represented by fixed value rights to receive an amount in cash equal to $34.9968272 per right or (y) rights granted by Qualtrics that are now represented by fixed value rights to receive an amount in cash equal to $34.9968272 less the exercise price that applied to the rights at the time of the grant, in each case which vests on or after October 1, 2021.
“Qualtrics RSUs” means the right to receive shares of Qualtrics Class A common stock, par value $0.0001 per share, in the future, subject to certain vesting conditions and other terms and conditions set forth in the 2021 Qualtrics International Inc. Employee Omnibus Equity Plan, the applicable award agreement and the other relevant agreements and governing documents.

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO and accompanying documents, which you may access on our website at www.qualtrics.com/investors/sec-

filing or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Schedule TO and Offer to Exchange filed therewith.